[ING STATIONERY]

May 1, 2009

EDGAR

U.S. Securities and Exchange Commission Division of Investment Management Office of Insurance Products 100 F. Street, N.E. Washington, D.C. 20549

Re:	Separate Account B of ING USAAnnuity and Life Insurance Company
ING Premium Plus
File Nos.: 333-153622; 811-05626

FORM RW

Commissioners:

On April 9, 2009 with regard to the above–referenced offering of securities, we filed Pre-Effective
Amendment No. 1 to the Registration Statement on form N-4 (Accession No. 0000836687-09-000085).
The registration statement never became effective, and we sold no securities in connection with the offering. Also, we no longer contemplate offering the securities this registration statement concerns. We therefore respectfully request withdrawal of the registration statement pursuant to Rule 477 under the
Securities Act of 1933.

Please note that this request is not meant to extend to the registered status of the separate account, which is the funding vehicle for other variable annuity contracts of the company.

Please call me, at (610) 425-3404, with your questions or comments.

Sincerely, /s/ John S. Kreighbaum John S. (Scott) Kreighbaum Counsel ING USA Annuity and Life Insurance Company 1475 Dunwoody Drive West Chester, PA 19380-1478

Tel: (610) 425-3404
Fax: (610) 425-3520

cc: Patrick F. Scott, Esq.